NEWS RELEASE 06-44	November 20, 2006

FRONTEER INTERSECTS 11 GRAMS PER TONNE GOLD OVER 15 METRES AND
CONTINUES TO EXPAND ITS KIRAZLI DEPOSIT, NORTHWESTERN TURKEY

Fronteer Development Group Inc ("Fronteer") (FRG-TSX / AMEX) is pleased to announce that Teck Cominco Limited's Turkish subsidiary (TCAM), as operator, has reported several new significant gold intersections at Fronteer’s 100% owned Kirazli Project. These new gold intersections continue to expand the northern, western and southeastern limits of the 2005 resource area (estimated at 244,000 Indicated ounces and 563,000 Inferred ounces as reported in January 2006).

"These exciting results reinforce this area’s high grade gold potential," says Dr. Mark O'Dea, Fronteer's President and CEO. "We are pleased that the 2006 drill program has continued to produce significant high grade intersections outside the area of the 2005 resource. There are currently has three drill rigs operating at Kirazli and they are all drilling high confidence targets aimed at continued expansion of the 2005 resource.”

Drill hole KD-57 intersected a broad interval of gold mineralization that returned 2.00 grams per tonne gold over an aggregate length of 135.5 metres including three separate mineralized zones as follows:

  4.42 grams per tonne gold over 6.6 metres starting at a depth of 40 metres.

  1.6 grams per tonne gold over 12.75 metres starting at a depth of 93 metres.

  11.02 grams per tonne gold over 15.2 metres starting at 183 metres.

Drill hole KD-57 is now one of three new holes that tie together economically significant gold mineralization near the southeastern margin of the 2005 resource area. The other two holes identified earlier this year were KD-48 (2.86 grams per tonne gold and 144.2 grams per tonne silver over 21.0 metres) and KD-54 (1.0 grams per tonne gold over an aggregate length of 160.8 metres). Please use the following link for an updated map. http://www.fronteergroup.com/i/IR/Kirazli_FN_06-44.jpeg

Additional new significant gold intersections include:

  Drill Hole KD-62, which intersected 0.62 grams per tonne gold over 158.7 metres including 1.22 grams per tonne gold over 10.5 metres on the western margin of the resource area.

  Drill Hole KD-64, which intersected 0.98 grams per tonne gold over 103.8 metres including 2.00 grams per tonne gold over 16.5 metres on the northern margin of the resource area.

SIGNIFICANT DRILL RESULTS

						Cut-off
Hole ID	From	To	Interval	Au	Ag	(g/t Au
			(m)	(g/t)	(g/t)	and
						Ag)
KD-55 - North Zone	116.2	118.3	2.1	0.30		0.3
KD-56 - North Zone	54.3	59.3	5.0	0.50		0.3
KD-57 - North Zone	0	78.7	78.7	0.87
Incl	40	46.6	6.6	4.42
And	93.4	135	41.6	0.95
And	121.25	134	12.75	1.6
And	183.9	199.1	15.2	11.02
KD-58 - SW Zone	118.5	156.0	37.5	0.67		0.3
KD-59 - North Zone	No significant Results
KD-60 - HG Zone	80.7	127.4	46.7	0.37		0.3
And	137.0	139.4	2.4	0.76		0.5
And	176.6	193.0	16.4	0.40		0.3
KD-61 - Main Zone	208.5	242.4	33.9	0.44		0.3
KD-62 - HG Zone	3.0	9.0	6.0		13.72	5.0
And	25.0	33.1	8.1		11.00	5.0
And	62.9	79.0	16.1		5.89	5.0
And	54.0	212.7	158.7	0.62		0.3
Incl	70.0	80.5	10.5	1.22		1.0
KD-64 - Main Zone	0.0	103.8	103.8	0.98	12.60	0.3
Incl	79.3	95.8	16.5	2.00		1.0
And	108.0	139.0	31.0	0.44		0.2
KD-66 - West of Main
Zone	13.5	16.3	2.8	0.70		0.3
And	33.5	37.2	3.7	0.53		0.3
And	50.2	57.6	7.4	0.45		0.3
And	71.2	81.8	10.6	0.35		0.3

The orientation of mineralized zones is interpreted to be near horizontal and true widths are approximately 90 percent of those stated.

In May 2006, Fronteer announced that TCAM had elected to exercise its right to earn a 60% interest in both the Agi Dagi and Kirazli projects, both of which are currently 100% owned by Fronteer. TCAM is required to spend approximately US$10 million at Agi Dagi and US$5 million at Kirazli before April 30th, 2008. These expenditures will significantly advance both projects towards development and are anticipated to increase the size of both deposits.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Fronteer currently has 10 drill rigs operating in Turkey on four gold projects, one drill rig operating in Mexico on two gold-silver projects. Fronteer also has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon where it has just completed an extensive exploration program. Fronteer holds a 47.25% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately CDN$891 million. Fronteer has a strong balance sheet with approximately CDN$41 million in cash and marketable securities.

For further information on Fronteer visit www.fronteergroup.com or contact:

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, VP Exploration & COO
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Assay results have been prepared under the guidance of Ian Cunningham-Dunlop, P. Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements can be found on SEDAR. The current resources includes 7,800,000 tonnes @ 0.86 g/t gold for an Indicated Resource of 217,000 ounces and 34,780,000 tonnes @ 0.93 g/t gold for an Inferred Resource of 1,043,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 1.40 g/t gold for an Indicated Resource of 244,000 ounces and 17,810,000 tonnes @ 0.98 g/t gold for an Inferred Resource of 563,000 ounces at Kirazli. The current silver resources includes 7,800,000 tonnes @ 1.69 g/t silver for an Indicated Resource of 425,000 ounces and 34,780,000 tonnes @ 4.20 g/t silver for an Inferred Resource of 4,697,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 9.70 g/t silver for an Indicated Resource of 1,693,000 ounces and 17,810,000 tonnes @ 6.74 g/t silver for an Inferred Resource of 3,859,000 ounces at Kirazli. See Fronteer press release dated January 26, 2006.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and potential mining method involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.